                                                                 File Number 70-



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                    FORM U-1
                             APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899

                         Atlantic City Electric Company
                              6801 Black Horse Pike
                          Egg Harbor Township, NJ 08234
   (Name of companies filing this statement and address of principal executive office)

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                                    Conectiv
                 (Name of top registered holding company parent)

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                                Louis M. Walters
                                    Treasurer
                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899

                    (Name and address of agents for service)

         ---------------------------------------------------------------

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

         Peter F. Clark, Esq.                  Joyce Koria Hayes, Esq.
               Conectiv                             7 Graham Court
            800 King Street                        Newark, DE 19711
         Wilmington, DE 19899

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS:

(a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

   Conectiv, a Delaware corporation, previously filed an Application/Declaration on Form U-1 with the Securities and Exchange Commission (the "Commission") requesting authorization under Section 9(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), to consummate certain transactions resulting in the acquisition by Conectiv of all of the outstanding voting securities of Delmarva Power & Light Company, a Delaware and Virginia corporation and an operating public utility company ("Delmarva"), and Atlantic City Electric Company, a New Jersey corporation and an operating public utility company ("ACE") (File No. 70-9069). The order approving the merger was issued on February 25, 1998 (Release No. 26832).

   The purpose of this filing is to request Commission authorization (1) under Sections 6(a) and 7 of the Act and Rule 62 for ACE to solicit proxies from the holders of its outstanding shares of preferred stock for use at a special meeting of its stockholders (the "Special Meeting") to be held on or about October 14, 1998 to consider a proposed amendment to ACE's Agreement of Merger dated May 24, 1949 as amended on April 8, 1952 (the "ACE Charter") that would eliminate in its entirety Paragraph 7(B)(c) of Article III of the ACE Charter, a provision restricting the amount of securities representing unsecured indebtedness issuable by ACE (hereinafter, the "Proposed Amendment"); (2) under Sections 9(a) and 10 and Rule 51 for Conectiv to purchase pursuant to tender offer as described below, shares of ACE preferred Stock and (3) under Sections 12(c) and Rule 42 and 43 thereunder, for ACE to reacquire the shares from Conectiv. The Commission is requested to issue a public notice of the proposed transactions and order authorizing the proxy solicitation on or before August 14, 1998 to allow ACE sufficient time to solicit proxies in advance of the Special Meeting and to facilitate the tender offers which may be effected by means of a combined proxy statement and issuer tender offer statement pursuant to the Securities Exchange Act of 1934 (the "Exchange Act".)

1.  The ACE Charter Amendment and Solicitation of Proxies:

   ACE has outstanding 18,320,937 shares of common stock, $3.00 par value, all of which are held by Conectiv. ACE's outstanding preferred stock consists of 300,000 shares of Cumulative Preferred Stock, $100 Par Value issued in six series and 339,500 shares of Preferred Stock Without Par Value issued in two series for a total of 639,500 shares outstanding. Under the ACE charter, Preferred Stock Without Par Value is entitled to the same voting rights and protections as the Cumulative Preferred Stock. (Shares of Cumulative Preferred Stock $100 par value and Preferred Stock Without Par Value shall hereinafter be referred to collectively as "Preferred Stock.")

   Article III(7)(B)(c) of the ACE Charter provides that:

   "III(7)(B) So long as any shares of the Cumulative Preferred Stock are outstanding, the Corporation shall not without the consent (given by vote at a meeting called for that purpose) of the holders of a majority of the total number of shares of the Cumulative Preferred Stock then outstanding:

      . . . .
      . . . .

      "(C) Issue any unsecured notes, debentures or other securities representing unsecured indebtedness, or assume any such unsecured securities, for purposes other than the refunding of outstanding unsecured securities . . . if, . . . the total principal amount of all unsecured notes, debentures or other securities representing unsecured indebtedness issued or assumed by the Corporation and then outstanding . . . would exceed 20% of the aggregate of (i) the total principal amount of all bonds or other securities representing secured indebtedness issued or assumed by the Corporation and then to be outstanding, and (ii) the capital and surplus of the Corporation as then to be to be stated on the books of account of the Corporation;"

As stated above, the Proposed Amendment would eliminate paragraph (c) in its entirety. Consent by a majority of the shares of outstanding Preferred Stock and common stock is required to adopt the Proposed Amendment. Conectiv intends to vote all shares of common stock in favor of the Proposed Amendment.

   If the Proposed Amendment is adopted, ACE proposes to make a special cash payment to each holder of Preferred Stock who voted his or her shares in favor of the Proposed Amendment, provided that such shares have not been tendered pursuant to the concurrent cash tender offer described below. If the holders of Preferred Stock opt not to tender their shares, ACE proposes to offer a consent fee of $1 per share to shareholders voting in favor of the Proposed Amendment. In the case of the tender, redemption or consent fee, no shareholder will receive payment if the Proposed Amendment does not receive the requisite affirmative vote to remove the unsecured debt limitation.

   ACE proposes to remove the unsecured debt restriction to enable the company
1) to issue debt without using the overly restrictive and expensive First Mortgage Bonds under which secured debt is currently issued, 2) to take advantage of unsecured financial instruments which are designed to enhance a company's overall credit structure and allow for better management of the company's cost of capital and 3) to issue additional interim unsecured debt in order to obtain the best terms available in the market for permanent capital financing. Exhibit H compares the value of the existing preferred stock outstanding against a new source of funds based on current market rates for a 15-year period, assuming a 75% success rate on the tenders.

2.  Conectiv Tender Offer.

   Concurrently with the ACE proxy solicitation, Conectiv proposes to undertake a program of acquisition through tender offers (the "Offers") for cash at purchase prices established through market conditions, without premium or through a redemption at $100 or par value (hereinafter referred to as the "Purchase Price") as follows:

SERIES           SHARES     PRINCIPAL AMOUNT   SHARES AUTHORIZED
------           ------     ----------------   -----------------
To be
tendered:
4%               77,000       $7,700,000            77,000
4.10%            72,000        7,200,000            72,000
4.35%            15,000        1,500,000            15,000
4.35%            36,000        3,600,000            36,000
4.75%            50,000        3,600,000            50,000

To be redeemed at the call price of $100 per share or tendered if less:

5.00%            50,000        5,000,000            50,000

(The foregoing series are hereinafter referred to as the "Tendered Series")

To be offered consent fee only:

$7.80            23,950      23,950,000            70,000

(Referred to as the "Nontendered Series")(1)


   The Offers will be subject to terms and conditions set forth in the Offer to Purchase and Proxy Statement and accompanying Letter of Transmittal (the "Offer Documents") (See Exhibit B-1.) Conectiv anticipates that the Offers will expire at 5 p.m. (New York City time) on the date of the Special Meeting, (currently anticipated to be October 14, 1998, unless extended as described below (hereinafter the "Expiration Date")). The Conectiv Offers consist of separate Offers for each tendered series, with the Offer for any one series being independent of the Offer for any other series. The applicable Purchase Price and the other terms and conditions of the Offers apply equally to all holders of the tendered series. The Offers are not conditioned upon any minimum number of shares being tendered, but are conditioned, among other things, on tendering Preferred Shareholders voting in favor of the Proposed Amendment and the Proposed Amendment being adopted at the Special Meeting. To tender shares in accordance with the terms of the Offer Documents, the tendering Preferred stockholder must either (1) send to The Bank of New York, in its capacity as depositary for the Offers, a properly completed and duly executed Letter of transmittal and Proxy, together with any required signature guarantees and any other documents required by the Letter of Transmittal and Proxy, and either (a) certificates for the shares to be tendered must be received by the Depositary at one of its addresses specified in the Offer Documents, or (b) such Shares must be delivered pursuant to the procedures for book-entry transfer described in the Offer Documents and a confirmation of such delivery must be received by the Depositary, in each case by the Expiration Date; or (2) comply with a guaranteed delivery procedure specified in the Offer Documents. Tenders of Shares made pursuant to the Offers may be withdrawn at any time prior to the Expiration Date. Thereafter such tenders are irrevocable, subject to certain exceptions identified in the Offer Documents.

   Conectiv's obligation to proceed with the Offer and to accept for payment and to pay for any tendered shares is made in accordance with Rule 51 under the Act and is subject to various

--------

(1) A final Sinking fund payment on August 1, 1998 will eliminate the eighth series currently outstanding removing the need for a tender offer for that series.

conditions enumerated in the Offer Documents, including, among other conditions, that tendering Preferred Shareholders vote in favor of the Proposed Amendments, that the Proposed Amendments be adopted at the Special Meeting and that the Commission issue an order under the Act authorizing the proposed transactions.

   At any time and from time to time, Conectiv may extend the Expiration Date applicable to any series by giving notice of such extension to the Depositary, without extending the Expiration Date for any other series. During any such extension, all Shares of the applicable series previously tendered will remain subject to the Offer, and may be withdrawn at any time prior to the Expiration Date as extended.

   Conversely, Conectiv may elect in its sole discretion to terminate one or more Offers prior to the scheduled Expiration Date and not to accept for payment and pay for any shares tendered, subject to the applicable provisions of Rule 13e-4 under the Securities Exchange Act of 1934 requiring Conectiv either to pay the consideration offered or to return the shares tendered promptly after the termination or withdrawal of an Offer, upon the occurrence of any of the conditions to closing enumerated in the Offer Documents, by giving notice of such termination to the Depositary and making a public announcement thereof.

   Subject to compliance with applicable law, Conectiv further reserves the right in the Offer Documents, in its sole discretion, to amend one or more Offers in any respect by making a public announcement thereof. If Conectiv materially changes the terms of an Offer or the information concerning an Offer or if Conectiv waives a material condition of an Offer (such as the condition that the Proposed Amendment be adopted at the Special Meeting), Conectiv will extend the Expiration Date to the extent required by law.

   Shares validly tendered to the Depositary pursuant to an Offer and not withdrawn in accordance with the procedures set forth in the Offer Documents will be held by Conectiv until the Expiration Date (or returned in the event the Offer is terminated). Subject to the terms and conditions of an Offer, as promptly as practicable after the Expiration Date, Conectiv will accept for payment (and thereby purchase) and pay for shares validly tendered and not withdrawn by depositing the Purchase Price with the Depositary, which will act as agent for tendering Preferred Stockholders for the purpose of receiving payment from Conectiv and transmitting payment to tendering Preferred Stockholders. Conectiv will pay all stock transfer taxes, if any, except in certain limited circumstances as may be described in the Offer Documents.

   In addition to the Purchase Price paid by Conectiv, holders of tendered shares purchased by Conectiv will receive from ACE a dividend attributable to the period ending on the date the shares are purchased by Conectiv. Any such holder will not be entitled to receive with respect to such Tendered Shares additional consideration in the form of a Cash Payment. As stated above the latter payment is payable only to Shares voted by Preferred Stockholders in favor of the Proposed Amendment provided that such Shares have not been tendered pursuant to an Offer and the Proposed Amendment is adopted. Preferred Stockholders who wish to tender their Shares must vote in favor of or consent to the Proposed Amendment. The Offer is conditioned upon, among other things, the Proposed Amendment being adopted at the Special Meeting.

   If the Proposed Amendment is not adopted at the Special Meeting, Conectiv may elect, but is not obligated, to waive such condition, subject to applicable law. In such case, ACE may either adjourn the Special Meeting or call another special meeting as promptly as practicable and solicit proxies for the same purpose i.e., securing stockholder approval of the Proposed Amendment. At such postponed or new meeting, Conectiv would vote any shares acquired by it pursuant to the Offer or otherwise in favor of the Proposed Amendment.

   Morgan Stanley Dean Witter will act as dealer manager ("Dealer Manager") for Conectiv in connection with the Offers. The Dealer Manager fee is 0.50% of the par value or stated value per share of shares of any Preferred Stock which are tendered, accepted for payment and paid for pursuant to the Offers. In addition a solicitation fee will be paid to retail brokers equal to 1.50% of the par or stated value of shares of Preferred Stock that are tendered, accepted for payment and paid for pursuant to the Offers; provided, however, that with respect to transactions for beneficial owners whose ownership equals or exceeds 2,500 shares of a Tendered Series, Conectiv has agreed to pay a solicitation fee in the amount of 1.00% of the par or stated value of the tendered Preferred Stock. Any fee payable with respect to transactions for beneficial owners whose ownership equals or exceeds 2,500 shares of Preferred Stock of any Tendered Series shall be paid in full to the Dealer Manager unless a soliciting dealer is designated, in which case 80% of the fee shall be paid to the Dealer Manager and 20% of the fee shall be paid to the designated soliciting dealer.

   The proposed acquisition by Conectiv of shares of Preferred Stock will benefit Conectiv System utility customers, shareholders and Preferred Stockholders. The Offers allow Preferred Stockholders who may not favor the Proposed Amendments an option to sell their Preferred Stock at a price that Conectiv anticipates will be at market price, but without the usual transaction costs associated with a sale. As shown on Exhibit H, ACE utility customers and indirectly Conectiv shareholders will benefit from, among other things, the lower cost of capital and the tax deductibility of debt versus equity.

3. Reacquisition of Shares by ACE.

   If the Proposed Amendment is adopted at the meeting or in any event within one year from the Expiration Date, Conectiv will sell and ACE will repurchase the shares for the Purchase Price plus expenses of sale. ACE will thereupon retire and cancel the shares. The funds to be used for purposes of the repurchases and fees will be raised using securities approved for issuance by the New Jersey Board of Public Utilities ("NJBPU") pursuant to Rule 52 and perhaps using financing entities as authorized by the order of the NJBPU and under the terms of the Order of this Commission dated February 26, 1998 (File No. 70-9095) (HCAR No. 26833).

4. Statement Pursuant to Rule 54

   Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an Exempt Wholesale Generator ("EWG") or a Foreign Utility Company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied. As demonstrated below, such rules are satisfied.

   Rule 53 requires that the aggregate investment in EWGs and FUCOs not exceed 50% of a system's consolidated retained earnings. Conectiv and its subsidiaries will not make any investments in EWGs and FUCOs that cause it to exceed that limitation, unless the Commission otherwise authorizes. Currently, Conectiv has one insignificant indirect interest in an EWG. DCTC-Burney, Inc., an indirect subsidiary of Conectiv, holds a 45% direct and indirect interest in Burney Forest Products, A Joint Venture, which is an EWG. As of March 31, 1998, the book value of the investment was $0.

   Conectiv and its subsidiaries will maintain books and records to identify the investments in and earnings from EWGs and FUCOs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). In addition, the books and records of each such entity will be kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements will be prepared according to GAAP, and Conectiv undertakes to provide the Commission access to such books and records and financial statements as it may request.

   Employees of Conectiv's domestic public-utility companies will not render services, directly or indirectly, to any EWGs or FUCOs in the Conectiv System, thereby satisfying Rule 53(a)(3).

   Conectiv, in connection with any Form U-1 seeking approval of EWG or FUCO financing, will submit copies of such Form U-1 and every certificate filed pursuant to Rule 24 with every federal, state or local regulator having jurisdiction over the retail rates of the public utility companies in the Conectiv System. Rule 53(a)(4) will be correspondingly satisfied.

   None of the conditions described in Rule 53(b) exists with respect to Conectiv, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.

(b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate company or affiliate of the applicant or any affiliate of any such associate company.

   Not applicable.

(c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or a subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

   Not applicable.

(d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

    Not applicable.

ITEM 2.  FEES COMMISSIONS AND EXPENSES:

   (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

   It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by ACE in connection with the preparation of this post-effective amendment are as follows:

Fees for Outside Counsel                        $  *
Fees of Conectiv Resource Partners                 *
Dealer Manager Fees                                *
Depositary Fees                                    *
Broker/Dealer Fees                                 *
Information Agent Fees                             *
Miscellaneous Expenses                             *
                                                ----
Total                                           $  *

* To be filed by amendment.

   (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

   Portions of this application/declaration may be prepared, processed for filing or reviewed by personnel of Conectiv Resource Partners, whose time will be allocated to ACE at cost.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS:

   (a) State the sections of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

   Section 9(a) and 10 and Rule 51 are deemed applicable to the purchase by Conectiv of the Preferred Stock pursuant to a Tender Offer. Section 12 (e) of the Act and Rules 62 and 65 thereunder are applicable to the Proxy Solicitation.
Section 12(e) and Rule 65 thereunder are and Section 6(a)(2) may be deemed applicable to the cash payments. Section 6(a)(2) of the Act is applicable to the proposed amendments. Section 12(c) and Rule 42 thereunder are applicable to the reacquisition of the shares of Preferred Stock by ACE and Section 12(d) and Rules 43 and 44 may be applicable to the sale of the Preferred Stock by Conectiv to ACE.

ITEM 4. REGULATORY APPROVAL.

   (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

   Not applicable. An application has been filed with the NJBPU for authorization to issue the securities to fund the repurchases, redemptions and expenses; that issuance is exempt from the requirements of Section 6(a) under Rule 52. Authorization has also been requested from the NJBPU for the repurchase of Preferred Stock from Conectiv by ACE. The NJBPU does not have jurisdiction over the solicitation of proxies or the purchase and sale by Conectiv of ACE securities, which are the subject matter of this declaration.

(b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

   Not applicable.

ITEM 5. PROCEDURE.

   (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

   The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Declaration and to issue an order permitting the solicitation of proxies for approval of the amendment of the charter not later than August 14, 1998, such notice to specify a date not later than September 14, 1998 by which comments may be entered, permitting the Commission to issue an order granting and permitting the Declaration to become effective.

   (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Corporate Regulation may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

   It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions. The Office of Public Utility Regulation of the Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

   The following exhibits are made a part of this statement:

   (a)  Exhibits

        A-1. Agreement of Merger between Atlantic City Electric Company and South Jersey Power & Light Company filed June 30, 1949, and Amendments through May 3, 1991 (File No. 2-71312 - Exhibit No. 3(a); File No. 1-3559, Form 10-Q for the quarter ended June 30, 1982 - Exhibit No. 3(b); Form 10-Q for the quarter ended March 31, 1985 - Exhibit No. 3(a); Form 10-q for the quarter ended March 31, 1987 - Exhibit No. 3(a); Form 8-K dated October 12, 1988 - Exhibit No. 3(a); Form 10-K for the fiscal year ended December 31, 1990 - Exhibit No. 3c; and Form 10-Q for the quarter ended September 30, 1991 - Exhibit No. 3c

        A-2. By-laws of Atlantic City Electric Company, as amended April 24, 1989 (incorporated by reference to the filing on Form 10-Q for the quarter ended September 31, 1989 (Exhibit No. 3))

        B-1 Offer to Purchase and Proxy Statement for Tendered Series (to be filed by amendment)

        B-2   Proxy Statement for Nontendered shares (to be filed by amendment)

        F.    Opinion of counsel (to be filed by amendment)

        G. Form of notice pursuant to Rule 22(f) and order permitting proxy solicitation

        H.    Comparison of cost of capital

   (b)  Financial Statements

        1. ACE Balance sheet at March 31, 1998 (Incorporated by reference to the filing on Form 10-Q for the quarter ended March 31, 1998)

        2. ACE statements of income and cash flows for the three months ended March 31, 1998 (Incorporated by reference to the filing on Form 10-Q for the quarter ended March 31, 1998)

        3. Consolidated balance sheet of Conectiv and its subsidiaries at March 31, 1998 (Incorporated by reference to the filing on Form 10-Q for the quarter ended March 31, 1998)

        4. Consolidated Statements of income and cash flows for Conectiv and its subsidiaries for the three months ended March 31, 1998. (Incorporated by reference to the filing on Form 10-Q for the quarter ended March 31, 1998)

   Since March 31, 1998, there have been no material adverse changes, not in the ordinary course of business in ACE's financial condition or the financial condition of Conectiv and its subsidiaries consolidated from that set forth in or contemplated by the foregoing financial statements.

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

   (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4312(2)(C)). If the response to this item is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

   As more fully described in Item 1(a), the proposed transactions subject to the jurisdiction of this Commission involve no major federal action significantly affecting the human environment.

   (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other Federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

     None.

                                   SIGNATURES

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                          CONECTIV
                                          ATLANTIC CITY ELECTRIC COMPANY


                                          By: /s/ Louis M. Walters
                                              -------------------------------
                                          Louis M. Walters
                                          Treasurer

                                          Dated: July 15, 1998